February 2, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission Division of

Corporation Finance 100 F Street, N.E.

Washington, DC 20549-6010

Attention: Michael Purcell

Re:    5E Advanced Materials, Inc.

Registration Statement on Form S-l, as amended

Filed February 1, 2023 (File No. 333-267803)

Dear Ms. Packebusch:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on February 6, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as 5E Advanced Materials, Inc. (the “Company”) or its counsel may request via telephone call to the Staff. Please contact J. Eric Johnson of Winston & Strawn LLP, counsel to the Company, at (713) 651-2647 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

5E Advanced Materials, Inc.

By:	/s/ Paul Weibel
Paul Weibel
Chief Financial Officer

cc: J. Eric Johnson, Esq.